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13010781

SEC
Mail Processing
Section

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 2 8 2013

Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-53607

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____1/1/2012____ AND ENDING ____12/31/12____
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cassandra Trading Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Street Suite 2118
              (No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore   312-362-3401
                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
      (Name - if individual, state last, first, middle name)

141 W. Jackson Blvd Suite 3100	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemptions from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
Unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

pp
3/9/13

OATH OR AFFIRMATION

I, ___Michael Moore___ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___Cassandra Trading Group, LLC.___ , as of ___December 31___ , 2012,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

> OFFICIAL SEAL
> MARION GONZALEZ
> NOTARY PUBLIC, STATE OF ILLINOIS
> MY COMMISSION EXPIRES 8-4-2013

_____
Signature

_____
Member
Title

2/27/13

_____
Notary Public

This report **contains (check all applicable boxes):
X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
  (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
  (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
      and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
  (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to
      methods of consolidation.
X (l) An Oath of Affirmation.
X (m) A copy of the SIPC Supplemental Report.
  (n) A report describing any material inadequacies found to exist or found to have existed since the date of the
      previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Financial Statements
And Report of Independent Auditor
December 31, 2012

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Index
December 31, 2012

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

To the Members:

Cassandra Trading Group, LLC
Chicago, Illinois 60605

Report on the Financial Statements

We have audited the accompanying financial statements of Cassandra Trading Group, LLC, which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cassandra Trading Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2013
Chicago, Illinois 60604

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2012

Assets

Cash and cash equivalents	$	218,431
Due from clearing firm		4,483,576
Securities owned		
Marketable securities at market		48,822,456
Options, at fair value		3,312,541
Total securities owned		52,134,997
Futures open trade equity at market		69,770
Accrued dividend income		14,146
Fixed assets, net of depreciation		0
Investment in preferred stock		35,000
Total assets	$	56,955,920

Liabilities

Securities sold, not yet purchased at fair value:

Equity securities	$	48,574,354
Options at market		3,479,853
Accrued expenses		22,263
Dividend payable		6,640
Total liabilities	$	52,083,109

Member's equity		4,872,811
Total liabilities and member's equity	$	56,955,920

The accompanying notes are an integral part of these financial statements.

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2012

Revenues

Securities trading revenue, net of commissions	$	997,091
Futures trading revenue, net of commissions		1,619,843
Dividend income		195,891
Interest income		900,531
Other income		17,890
Total Revenue		3,731,246

Expenses

Brokerage		3,596
Interest expense		425,225
Dividend expense		155,368
Short stock rebates		566,848
Software license		65,838
Regulatory and other expenses		96,130
Regulatory fine		20,000
Rent expense		9,966
Telephone costs		10,234
Consulting fees		46,949
Professional fees		41,883
Technology fees		124,558
Other operating expenses		67,400
Total expenses		1,633,966
Net income from operations	$	2,097,251

The accompanying notes are an integral part of these financial statements.

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

Member's equity at January 1, 2012	$	3,224,277
Capital contributions		3,042,064
Capital withdrawals		(3,490,781)
Net income from operations		2,097,251
Member's equity at December 31, 2012	$	4,872,811

The accompanying notes are an integral part of these financial statements.

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:

Net income from operations	$	2,097,251
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in marketable securities		(32,600,768)
Increase in due from clearing firm		(2,316,961)
Increase in open trade equity		(130,670)
Increase in other assets		0
Increase in accrued income and prepaid expense		(12,742)
Decrease in dividend payable		(23,794)
Increase in securities sold, net yet purchased		33,468,813
Increase in accounts payable and accrued expenses		251
Net cash used in operating activities		481,380

Cash flows from financing activities:

Capital contributions		3,042,064
Capital withdrawals		(3,490,781)
Net cash provided by financing activities		(448,717)

Net decrease in cash and cash equivalents		32,663
Cash and cash equivalents, beginning of the year		185,768
Cash and cash equivalents, end of the year	$	218,431
Interest paid	$	425,225

The accompanying notes are an integral part of these financial statements.

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Notes to the financial statements
For the year ending December 31, 2012

FASB Accounting Standard Updates

In November 2011, the Financial Accounting Standards Board ("FASB") issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 2013. The adoption of this guidance is not expected to have a material impact on the financial position or results of operations.

In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The Company's effective date was January 1, 2012. The adoption of this guidance does not have a material impact on the financial statements.

3.   **Clearing Agreement**

The Company has a joint back office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement, the Company has invested $35,000 in a preferred interest in GSEC. The Company's interest in GSEC is reflected as investment in preferred stock on the statement of financial condition. The stock is unmarketable and is carried at cost, which is its approximate fair value.

Under the rules of the CBOE, the Company is required to maintain a minimum net liquidity trading value of $1,000,000 at GSEC, exclusive of the preferred stock value of $10,000.

4.   **Fair Value Measurements**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 2 assets include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that are observable such as models or other valuation methodologies.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets.

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Notes to the financial statements
For the year ending December 31, 2012

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value:	Level 1
Cash	$ 218,431
Due from clearing firm	4,483,576
Marketable securities	48,822,456
Options at fair value	3,312,541
Open trade equity futures	69,770
Total at fair value	$ 59,906,774

Liabilities at Fair Value:	Level 1
Securities sold, not yet purchased at fair value, equity securities	$ 48,574,354
Securities sold, not yet purchased at fair value, options	3,479,853
Total at fair value	$ 52,054,206

5. Due from Clearing Firm

The amount due from clearing firm is primarily from the selling of equities, futures and options thereon. The Company clears all transactions through GSCE, pursuant to a clearing agreement.

At December 31, 2012, substantially all assets of the Company are deposited with the clearing firm.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).   Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2012, the Company had net capital of $3,895,348, which was $3,795,348 in excess of its required net capital.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However the Company is unable to predict the outcome of these matters.

7. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options, the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Notes to the financial statements
For the year ending December 31, 2012

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. **Derivative Instruments and Hedging Activities**

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2012 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

	Asset FMV	Liability FMV
Marketable options	$3,312,541	$ -
Futures open trade equity	69,770	
Securities sold, not yet purchased at fair value, equity securities	-	48,574,354
Securities sold, not yet purchased at fair value, options	-	3,479,853

9

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Notes to the financial statements
For the year ending December 31, 2012

9. Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions, among them are the size and composition of the positions held, interest rates and market volatility, the time period in which options may be exercised, the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition, to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds other equity securities, options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does, result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the CFTC.

The Company maintains certain cash deposits with financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The Company invests in exchange-traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the Options Clearing Corporation (the "OCC") and the CME act as the counterparties of the specific transactions and, therefore, bear the risk of delivery to and from the counterparties.

The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this credit risk to be significant.

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Notes to the financial statements
For the year ending December 31, 2012

10. **Guarantees**

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. **Commitments and Contingencies**

The Company has no long-term agreements, which would require expenditures in future periods.

12. **Subsequent Events**

Management has evaluated subsequent events through February 27, 2013, the date the financial statements were issued. There were no subsequent events.

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 51c3-1
December 31, 2012 Schedule I

Net capital

Member's capital qualified for net capital	$	4,872,811
Less:		
Non-allowable assets		(35,000)
Capital charges on futures accounts		(16,275)
Haircuts on securities		(926,188)
Net capital	$	3,895,348
Total aggregate indebtedness	$	28,903

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	(a)	$	1,928
Minimum dollar net capital requirement	(b)	$	100,000
Net capital requirement (greater of (a) or (b))		$	100,000
Excess net capital (net capital, less net capital requirement)		$	3,795,348
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$	3,892,458
Ratio: Aggregate indebtedness to net capital			.74199 to 1

Cassandra Trading Group, LLC
(an Illinois Limited Liability Company)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2012   **Schedule II**

Cassandra Trading Group, LLC is exempt from Rule 15c3-3, as it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.


Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722



Independent Auditor's Report on Internal Control Structure


To the Member of Cassandra Trading Group, LLC:

In planning and performing our audit of the financial statements of Cassandra Trading Group, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> (1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;

> (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.


14


A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert Cooper and Company CPA's P.C.
Chicago, Illinois

February 26, 2013

15

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR CASSANDRA TRADING GROUP, LLC

THE YEAR ENDING DECEMBER 31, 2012

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Michael Moore
Member, Cassandra Trading Group, LLC

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on SIPC

To the Member of Cassandra Trading Group, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2012, which were agreed to by Cassandra Trading Group, LLC and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange solely to assist you and the other specific parties in evaluating Cassandra Trading Group, LLC's compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). Cassandra Trading Group, LLC's management is responsible for Cassandra Trading Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amount reported in Form SIPC-7, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC- 7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA's P.C.
Chicago, Illinois

February 26, 2013

SIPC Assessment Worksheet

SIPC - 7

General Assessment	$	2,827
Less:		
July 2012 payment made with SPIC 6		(2,061)
Assessed Balance Due	$	766

Determination of SIPC Net Operating Revenues

Total Revenue		$	3,731,246
Net loss trading in securities			524,263
Interest and dividend expense in A.			0
Total additions			524,263
Deductions:			
Interest and dividend expense	$	908,726	
Revenues from commodity transactions		1,619,843	
Total Deductions			2,600,569
SIPC Net Operating Revenues		$	1,130,677
General Assessment 0.0025		$	2,827